UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-63825

SCOTIA PACIFIC COMPANY LLC

(Exact name of registrant as specified in its charter)

P.O. Box 712

125 Main Street, 2nd Floor

Scotia, California 95565

(707) 764-2330

(Address, including zip code, and telephone number, including area code,

of the registrant's principal executive offices)

6.55% Series B Class A-1 Timber Collateralized Notes, due 2028, 7.11% Series B Class A-2 Timber Collateralized Notes, due 2028, and 7.71% Series B Class A-3 Timber Collateralized Notes, due 2028

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the boxe(s) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports::

Rule 12g-4(a)(1)(i)	[	]	Rule 12h-3(b)(1)(i)	[	]
Rule 12g-4(a)(1)(ii)	[	]	Rule 12h-3(b)(1)(ii)	[	]
Rule 12g-4(a)(2)(i)	[	]	Rule 12h-3(b)(2)(i)	[	]
Rule 12g-4(a)(2)(ii)	[	]	Rule 12h-3(b)(2)(ii)	[	]
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 100 (includes persons holding through DTC)

Pursuant to the requirements of the Securities Exchange Act of 1934 Scotia Pacific Company LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:    March 30, 2007                                                                                  By:/s/ Bernard L. Birkel

Bernard L. Birkel, Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.